U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required, effective October 7, 1996)

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)

For the transition period from                      to

Commission file number 001-36325

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below

NOW Inc. 401(k) and Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office

NOW Inc.

7402 North Eldridge Parkway

Houston, Texas 77041

REQUIRED INFORMATION

The NOW Inc. 401(k) and Retirement Savings Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Item 4. In lieu of the registration requirements of Items 1, 2, and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and the Report of Independent Registered Public Accounting Firm thereon are being filed in this Report:

(a)	Report of Independent Registered Public Accounting Firm

(b)	Statement of Net Assets Available for Benefits – December 31, 2020 and 2019

(c)	Statement of Changes in Net Assets Available for Benefits – Year ended December 31, 2020; and

(d)	Notes to Financial Statements

The Consent of Independent Registered Public Accounting Firm to the incorporation by reference of the foregoing financial statements in the Registration Statement on Form S-8 (No. 333-196529) pertaining to the Plan is being filed as Exhibit 23.1 to this Report.

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

NOW Inc. 401(k) and Retirement Savings Plan

December 31, 2020 and 2019, and Year Ended December 31, 2020

With Report of Independent Registered Public Accounting Firm

NOW Inc. 401(k) and Retirement Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2020 and 2019, and Year Ended December 31, 2020

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Benefits Plan Administrative Committee of NOW Inc. 401(k) and Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the NOW Inc. 401(k) and Retirement Savings Plan (the Plan) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2020 and 2019, and the changes in its net assets available for benefits for the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2014.

Houston, Texas

June 28, 2021

NOW Inc. 401(k) and Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2020	2019
Assets
Cash	$—	$7,948
Receivables:
Investment income	—	606
Pending trades	—	20,997
Notes receivable from participants	4,363,833	6,566,335

Total receivables	4,363,833	6,587,938
Investments, at fair value	218,481,032	260,258,547

Total assets	$222,844,865	$266,854,433

Net assets available for benefits	$222,844,865	$266,854,433

See accompanying notes.

NOW Inc. 401(k) and Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2020

Additions:
Employer contributions	$3,239,581
Participant contributions	8,811,303
Participant rollovers	814,401
Investment income	7,098,720
Interest income on notes receivable from participants	264,535
Net appreciation in fair value of investments	5,950,520
Other income	4,133

Total additions	26,183,193

Deductions:
Benefits paid to participants	69,844,821
Corrective distributions	110
Administrative expenses	347,830

Total deductions	70,192,761

Net decrease	44,009,568

Net assets available for benefits at:
Beginning of period	266,854,433

End of period	$222,844,865

See accompanying notes.

NOW Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements

December 31, 2020

1. Description of Plan

The following description of the NOW Inc. 401(k) and Retirement Savings Plan (the Plan) is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, a copy of which is available from DNOW L.P., a wholly owned subsidiary of NOW Inc. (collectively referred to as “the Company”).

General

The Plan is a defined contribution plan covering substantially all domestic employees who have completed one hour of service, and is subject to the provisions of the Employment Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Participants may make both pretax and after-tax contributions to the Plan. The Plan allows pretax salary deferral contributions of 1% to 100% (less any after-tax contributions, required withholdings, or other elected deductions) of compensation, subject to certain Internal Revenue Service (IRS) limitations. The Plan allows participants to designate their salary deferral contributions as Roth contributions. After-tax contributions may be made at 1% to 18% of eligible compensation. However, combined pretax and after-tax contributions, required withholdings, and other elected deductions cannot exceed 100% of compensation. Participants age 50 and older may contribute additional pretax catch-up contributions, subject to IRS limitations. The Plan provides for the automatic enrollment and payroll deduction of 4% of certain new eligible employee’s compensation as soon as practical following 60 days after employment. These funds are directed to the employee’s target retirement date (upon which the employee reaches the age of 65).

NOW Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements—(Continued)

1. Description of Plan (continued)

The Company matches 100% of the first 4% of each participant’s contribution (the Employer Matching Contribution). The Company may also make a discretionary contribution (the Employer Retirement Contribution) to the Plan. The amount of the Employer Retirement Contribution is determined based upon participants’ eligible salary and years of service. For the period ended December 31, 2020, the Company contributed $1,825,650 of Employer Matching Contributions and $1,413,931 of Employer Retirement Contributions. Participants must have completed one year of service to receive Employer Matching Contributions and Employer Retirement Contributions. Effective May 1, 2020, the Company suspended the Employer Matching Contributions and Employer Retirement Contributions for the Plan.

Each participant may direct the trustee to invest both the participant’s and the Company’s contributions in one or more of the investment options offered by the Plan.

Vesting

Participants are immediately 100% vested in their participant and employer contributions and the related earnings that have been credited to their accounts.

Benefit Payments

The Plan pays lump-sum benefits upon retirement, disability, death, or termination of employment. In-service withdrawals, subject to certain rules and restrictions, may also be made from certain account balances. Through December 31, 2020, participants could take a COVID-19 related distribution up to $100,000 without tax penalty if repaid within 3 years.

Plan Transfer

In 2020, the Plan changed its trustee to Charles Schwab, and the Plan’s records and all associated assets were subsequently transitioned from Wells Fargo Bank, N.A. to Charles Schwab effective August, 1, 2020.

NOW Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements—(Continued)

1. Description of Plan (continued)

Participant Loans

The Plan includes a loan provision that permits participants to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the total value of their Plan assets. The loans are payable in principal installments, plus interest, at prime plus one percent through payroll deductions and are due in one to five-year terms, unless the loan is used to acquire a principal residence, in which case the loan term cannot exceed ten years. Repayments are made ratably through payroll deductions.

Participant loans are recorded on the financial statements as notes receivable from participants at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2020. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

For loans related to COVID-19, participants were permitted to borrow up to a maximum of $100,000 or 100% of the total value of their Plan assets. Additionally, payments on current loans as of March 27, 2020 could be deferred for 1 year.

Administrative Expenses

Certain administrative expenses are paid from the Plan’s assets. All other Plan expenses are paid by the Company.

Plan Termination

At its discretion, the Company may suspend its contributions at any time or terminate the Plan subject to the provisions of ERISA. Participants are 100% vested in their accounts in any event. Assets would be distributed to participants as prescribed by ERISA.

NOW Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements—(Continued)

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Benefit payments to participants are recorded upon distribution.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedules. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Charles Schwab Trust Bank serves as the Plan’s trustee and holds all investments of the Plan. Up until July 31, 2020, Wells Fargo Bank, N.A. served as the Plan’s trustee and held all investments of the Plan until transferred to Charles Schwab Trust Bank. Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the record date. Net appreciation or depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the period.

Risks and Uncertainties

The Plan provides for investments in various investment securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

NOW Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements—(Continued)

3. Fair Value Measurements

The fair value framework establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in markets that are not active;

•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals);

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Currently, there are no level 3 assets present within the plan.

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

NOW Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements—(Continued)

3. Fair Value Measurements (continued)

Following is a description of the valuation techniques and inputs used for each general type of assets measured at fair value by the Plan:

Money market: Valued at a stable $1 net asset value (NAV).

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the quoted NAV of shares held by the Plan at year-end.

Common collective trust funds: Valued at the NAV of shares held by the Plan at year-end as reported by the fund manager.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth, by level within the fair value hierarchy, the Plan’s assets carried at fair value:

	Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Money market	$509	$—	$—	$509
Common stock	2,931,120	—	—	2,931,120
Mutual funds	183,855,445	—	—	183,855,445
Self-directed brokerage accounts	2,243,990	—	—	2,243,990

Total assets at fair value	$189,031,064	$—	$—	$189,031,064

Common collective trust funds, measured at NAV				29,449,968

Total investments				$218,481,032

NOW Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements—(Continued)

3. Fair Value Measurements (continued)

	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Common stock	$8,019,652	$—	$—	$8,019,652
Mutual funds	213,432,153	—	—	213,432,153
Self-directed brokerage accounts	1,019,718	—	—	1,019,718

Total assets at fair value	$222,471,523	$—	$—	$222,471,523

Common collective trust funds, measured at NAV				37,787,024

Total investments				$260,258,547

4. Common Collective Trusts

The Wells Fargo Stable Value CL Q, is a common collective trust fund established, operated and maintained by Wells Fargo Bank, N.A. with the objective of providing a moderate level of stable income without principal volatility. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund.

5. Related-Party and Party In Interest Transactions

Certain investments of the Plan were managed by Wells Fargo Bank, N.A., the trustee of the Plan through July 31, 2020, and Charles Schwab Trust Bank, the successor trustee; therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in the Company’s common stock. Because the Company is the plan sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. As described in Note 1, the Plan paid certain expenses related to plan operations and investment activity to its service providers. All of these transactions are exempt from the prohibited transactions rules under ERISA.

NOW Inc. 401(k) and Retirement Savings Plan

Notes to Financial Statements—(Continued)

6. Income Tax Status

The Plan has received a determination letter from the IRS dated August 23, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

U.S. generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2020, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Supplemental Schedule

NOW Inc. 401(k) and Retirement Savings Plan

Plan No. 004 EIN 74-0989800

Schedule H, Line 4(i) – Schedule of Assets

(Held at End of Year)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Current Value
*NOW Inc.	408,234 shares of common stock	2,931,120
American Funds	American Funds Growth Fund of Amer R6	20,063,294
Dimensional Fund Advisors	DFA Global Real Estate Securities Port	772,701
Cullen/Frost Bankers, Inc.	Frost Total Return Bond Inst	8,604,276
Van Kampen Funds	Invesco Growth and Income R5	6,303,887
Oakmark Funds	Oakmark International Investor	4,270,723
Vanguard	Vanguard Inflation-Protected Secs I	2,599,409
Vanguard	Vanguard Small Cap Growth Index I	7,244,591
Vanguard	Vanguard Total Intl Bd Index Admiral	166,505
Victory Sycamore Small Co.	Victory Sycamore Small Company Opp I	1,960,881
Fidelity	Fidelity 500 Index	22,069,618
Fidelity	Fidelity Mid Cap Index	10,292,031
Fidelity	Fidelity Small Cap Index	140,341
Fidelity	Fidelity Total International Index	4,195,747
Fidelity	Fidelity US Bond Index Fd	374,394
Pimco	Pimco High-Yield Fund Instl Class	67,610
American Funds	American Funds 2010 Trgt Date Retire R6	1,008,177
American Funds	American Funds 2015 Trgt Date Retire R6	352,197
American Funds	American Funds 2020 Trgt Date Retire R6	15,634,899
American Funds	American Funds 2025 Trgt Date Retire R6	7,598,138
American Funds	American Funds 2030 Trgt Date Retire R6	22,433,560
American Funds	American Funds 2035 Trgt Date Retire R6	7,564,658
American Funds	American Funds 2040 Trgt Date Retire R6	15,989,376
American Funds	American Funds 2045 Trgt Date Retire R6	5,171,163
American Funds	American Funds 2050 Trgt Date Retire R6	11,144,675
American Funds	American Funds 2055 Trgt Date Retire R6	5,317,933
American Funds	American Funds 2060 Trgt Date Retire R6	2,409,484
American Funds	American Funds 2065 Trgt Date Retire R6	105,177
*Wells Fargo Bank, N.A.	Wells Fargo Stable Value Cl Q	29,449,968
Vanguard	Vanguard Trsy Money Mkt Fd Inv	509
Various - Other	Self-directed brokerage accounts	2,243,990
*Participant loans	Various maturities and interest rates ranging from 3.25% to 9.25%	4,363,833

		$222,844,865

December 31, 2020

*	Party-in-interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

NOW Inc. 401(k) and Retirement Savings Plan

June 28, 2021	/s/ Raymond Chang
Date	Raymond Chang Member of the NOW Inc. Benefits Plan Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm